Biomotion Sciences

250 Park Avenue, 7th Floor
New York, NY 10177
Telephone: (212) 572-6395

July 5, 2024

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Finance

100 F Street, NE

Washington, DC 20549

Attention:	Franklin Wyman
Kevin Vaughn
Daniel Crawford
Tim Buchmiller

Re:	Biomotion Sciences
Amendment No. 1 to Registration Statement on Form S-4 Filed June 24, 2024 SEC File Number 333-279281

Ladies and Gentlemen:

On behalf of Biomotion Sciences (“Biomotion” or the “Company”), we have provided below the Company’s responses to the comments of the Staff (the “Staff”) of the Division of Corporation Finance, Office of Life Sciences of the Securities and Exchange Commission (the “Commission”) relating to Amendment No. 1, filed on June 24, 2024 (“Amendment No. 1”), to the Company’s Registration Statement on Form S-4, which was originally filed on May 9, 2024 (the “Registration Statement”), as set forth in the Staff’s letter to the Company dated July 3, 2024 (the “Comment Letter”).

For convenience of reference, the text of the comments in the Staff’s letter has been reproduced in bold text below. The Company has provided its response immediately after each numbered comment. Capitalized terms used but not otherwise defined herein have the meanings assigned to such terms in Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”), which the Company is filing concurrently herewith with the Commission through the Commission’s EDGAR system.

Questions and Answers About the Proposals

Q: What interests do our Sponsor, current officers, directors and advisors have in the Business

Combination?, page 14

1.	We note your response to prior comment 7 and reissue. Please clarify here and elsewhere as appropriate if the sponsor and its affiliates can earn a positive rate of return on their investment, even if other SPAC shareholders experience a negative rate of return in the post-business combination company.

Response: In response to the Staff’s comment, the Company has added the requested disclosure (and quantitative information) regarding the Sponsor’s ability to earn a positive rate of return even if other SPAC shareholders experience a negative rate of return in the post-business combination company. Appropriate disclosures to that effect have been added in the “Questions and Answers About the Proposals”, “Summary of the Proxy Statement/Prospectus” and “Risk Factors” sections of the Amended Registration Statement.

Summary of the Proxy Statement/Prospectus

Silexion, page 25

2.	Please revise where you discuss the results of the Phase 1 and 2 clinical trials for Loder to state whether the trials met their primary and secondary endpoints and whether the trials were powered for statistical significance, and if so, state so and provide the p-values.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the Amended Registration Statement to state whether the trials met their primary and secondary endpoints and to disclose that the trials were not powered for statistical significance.

Information About Silexion

Pre-Clinical Studies, page 163

3.	We note your revised disclosure in response to prior comment 22. Please further revise to describe the pre-clinical studies and data relied upon in determining to advance SIL-204B into clinical development rather than the first-generation product.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the Amended Registration Statement to describe the pre-clinical studies and data relied upon in determining to advance SIL-204B into clinical development.

Phase 2 Clinical Study, page 165

4.	We note your response to prior comment 24 and reissue in part. Please revise to state whether the Phase 2 Clinical Study met its endpoints.

Response: In response to the Staff’s comment, the Company has revised its disclosure in the Amended Registration Statement as to whether the Phase 2 clinical study met its endpoints.

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If you have any comments or questions regarding the foregoing., please direct them to Brian N. Wheaton, Esq., at Greenberg Traurig, LLP, our U.S. legal counsel, at (212) 801-6914 or wheatonb@gtlaw.com, or to Jonathan M. Nathan, Adv., at Meitar Law Offices, our Israeli legal counsel, at +972-52-312-5574 or jonathann@meitar.com. Thank you in advance for your cooperation in connection with this matter.

Sincerely,

/s/ Ilan Levin
Ilan Levin
Chief Executive Officer

CC:	Gil Maman Biomotion Sciences

Mark S. Selinger, Esq.

Brian N. Wheaton, Esq.

Gary Emmanuel, Esq.

Greenberg Traurig, LLP

J. David Chertok, Adv.

Jonathan M. Nathan, Adv.

Elad Ziv, Adv.

Meitar Law Offices

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